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PUBLIC OFFERING OF 7.45% SENIOR QUARTERLY INTEREST BONDS DUE 2038
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         RESOLVED, That pursuant to Sections 201 and 301 of the Indenture:

         (1) there is hereby created a series of securities to be designated the 7.45% Senior Quarterly Interest Bonds due 2038 "(the Bonds");

         (2) the Bonds shall be limited in aggregate principal amount to $180,000,000, shall bear interest at the rate of 7.45% per year, payable quarterly on each January 15, April 15, July 15 and October 15, commencing January 15, 1999, shall mature on October 15, 2038 and shall be unsecured obligations of the Company;

         (3) the Bonds shall accrue interest from October 28, 1998 and have regular record dates of fifteen days prior to the interest payment dates specified above; and

         (4) the Bonds shall have the other terms and provisions contained in the Indenture and the Prospectus dated October 21, 1998 with respect to the Bonds, including the terms and provisions relating to the redemption of the Bonds, and shall be governed by the Indenture as the same may be amended and supplemented from time to time; and further

         RESOLVED, That the Company shall issue and sell up to $180,000,000 in aggregate principal amount of the Bonds to Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated, PaineWebber Incorporated, Prudential Securities Incorporated, Salomon Smith Barney, SG Cowen Securities Corporation and certain other underwriters to be selected by the Authorized Officers (collectively, the "Underwriters"), at the price equal to 96.85% of their principal amount to be sold to the public at a price of $180,000,000, for gross proceeds to the Company in the aggregate amount of $174,330,000.